Filed by Southern California Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: California BanCorp

Commission File No.: 001-39242

Employee Communication

January 30, 2024

To all staff,

We have some very exciting news to share with you!

We are pleased to announce that Southern California Bancorp, the holding company for the Bank of Southern California, and California BanCorp, the holding company for California Bank of Commerce, jointly announced this morning the execution of a definitive agreement and plan of merger to combine the operations of both holding companies and banks. No decision has been made regarding the name of the combined companies and banks after closing; however, we are currently evaluating various options and will continue to trade on the Nasdaq Capital Market.

Once the merger is completed, the new entity will be a premier business bank with $4.6 billion in total assets and 14 branch locations across some of the most attractive markets in the state of California. The Northern California footprint will include the California Bank of Commerce branch in Contra Costa County and its four loan production offices serving Alameda, Contra Costa, Sacramento, and Santa Clara counties. The Southern California footprint will include Bank of Southern California’s 13 branches that serve Los Angeles, Orange, San Diego and Ventura counties, and the Inland Empire.

“We are very excited to bring together the outstanding employees of two of California’s highest-performing commercial banks,” said David Rainer, Chairman and CEO of Southern California Bancorp and Bank of Southern California. “This planned merger would not have been possible without the hard work, loyalty, and dedication of the teams of both organizations that fostered their respective successes and I very much appreciate both teams’ efforts in doing so. Steven Shelton and I have a mutual admiration and respect for each other, and each of our teams, and I look forward to working with him and his team on the successful integration of our operations.”

“We are delighted to be joining David Rainer and his team to create what we believe will be the premier commercial banking franchise in the state of California based on shared values and complementary cultures,” said Steven Shelton, Chief Executive Officer of California BanCorp and California Bank of Commerce. “I want to thank all the exceptional employees of both organizations for their hard work in making this exciting milestone possible, and I look forward to working with all of you as we merge organizations and continue building an outstanding franchise.”

The strong strategic benefits for the transaction include:

●	Operating in the largest and fastest growing markets in California

●	Complementary business lines and lending expertise without geographic overlap

●	Combination of two top-tier core deposit franchises

●	Well-positioned balance sheet and revenue streams across a changing macro-environment

●	Opportunities for employee development and increased responsibilities

Top leadership from both companies will continue in the following roles after the close of the merger:

●	David Rainer, Chairman of Southern California Bancorp, will serve as Executive Chairman of the combined company, bank and boards.

●	Steven Shelton, Chief Executive Officer of California BanCorp, will serve as Chief Executive Officer and a director of the combined company and the combined bank.

●	Richard Hernandez, President of Southern California Bancorp, will serve as President of the combined company and combined bank.

●	Thomas Sa, President, Chief Financial Officer and Chief Operating Officer of California BanCorp will serve as Chief Operating Officer of the combined company and combined bank.

●	Thomas Dolan, Chief Financial Officer and Chief Operating Officer of Southern California Bancorp will serve as Chief Financial Officer of the combined company and Chief Strategy Officer of the combined bank.

We have attached Employee frequently asked questions (FAQs) responding to common questions that we expect you may have regarding the effects of this merger.

The transaction is not expected to officially close until the third quarter of 2024, due to the standard regulatory and shareholder approval processes. Until then, Bank of Southern California and California Bank of Commerce will continue to operate as separate, independent companies. We will, however, begin work on the integration of the two organizations at once. The integration process is critical to our merger’s success and will be spearheaded by a thoughtfully composed team with a clear, efficient plan.

Throughout the merger and integration, our number one focus must remain on our clients. While the combination is exciting, our ability to deliver a superior client experience is our greatest strength and is a large part of what led to this transformational merger opportunity. In case you receive questions from clients regarding the merger, we have provided Client frequently asked questions (FAQs) to help you respond that will be located on each company’s intranet. We will continue to compile general questions and update any FAQs as the merger progresses. As there is a lot of work ahead of us and announcements like this carry significant legal and regulatory considerations, we ask for your understanding that answers to every question may not be available immediately.

We encourage employees to review the attached FAQ and the press release announcing the merger at the Southern California Bancorp investor relations website or the California BanCorp investor relations website.

Sincerely,

David Rainer

Chairman & CEO, Southern California Bancorp

Steven Shelton

CEO, California BanCorp

Employee FAQs

January 30, 2024

●What was announced?

○On January 30, 2024, Southern California Bancorp (NASDAQ: BCAL), the holding company for Bank of Southern California, N.A. and California BanCorp (NASDAQ: CALB), the holding company for California Bank of Commerce, jointly announced the execution of a definitive merger agreement.

○The transaction will be transformative and will create a premier bank operating in some of California’s best mid-sized commercial banking markets.

○The merged bank’s headquarters will be in San Diego, California.

○At the close, the combined bank will be rebranded with a new name.

○After closing, the merged bank will have approximately $4.6 billion in total assets with 14 branches and four LPOs.

●Who are Southern California Bancorp and Bank of Southern California?

○Southern California Bancorp is the holding company for Bank of Southern California, N.A. Established in 2001 and headquartered in San Diego, California, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, Riverside, San Diego, and Ventura counties, as well as the Inland Empire.

Who are California BanCorp and California Bank of Commerce?

○California BanCorp is the holding company for California Bank of Commerce.

Established in 2007 and headquartered in Oakland, California, the Bank offers a broad range of commercial banking services to closely held businesses and professionals in Northern California through its California Bank of Commerce branch located in Contra Costa County and its four loan production offices serving Alameda, Contra Costa, Sacramento and Santa Clara counties.

●Who will lead the combined company?

○Following the closing, the Board of Directors will consist of six directors from Southern California Bancorp and six directors from California BanCorp.

○ David Rainer, Chairman of Southern California Bancorp, will serve as Executive Chairman of the Board of the combined company and Chairman of the combined bank.

○ Steven Shelton, Chief Executive Officer of California BanCorp, will serve as Chief Executive Officer and director of the combined company and the combined bank.

○ Richard Hernandez, President of Southern California Bancorp, will serve as President of the combined company and combined bank.

○ Thomas Sa, President, Chief Financial Officer and Chief Operating Officer of California BanCorp will serve as Chief Operating Officer of the combined company.

○ Thomas Dolan, Chief Financial Officer and Chief Operating Officer of Southern California Bancorp will serve as Chief Financial Officer of the combined company and Chief Strategy Officer of the combined bank.

○ Additional appointments will be announced in the coming weeks and months.

●Where will the combined company be headquartered?

○ The corporate headquarters of the combined bank holding company and bank will be located in San Diego, California.

●When will the transaction be completed? What approvals are required?

○ The transaction is expected to close in the third quarter of 2024, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals.

○ It is important to remember that until that time, Southern California Bancorp and California BanCorp (and each of our banks) will continue to operate as separate, independent companies.

●Why are Southern California Bancorp and California BanCorp merging?

○ The newly combined footprint will cover the largest growth markets in the state of California.

○ This combined franchise will have a presence in both Northern and Southern California.

●What are the shared values of the two organizations?

○ Both are focused on maintaining a positive corporate culture and dedicated to the development of their employees.

○ Both operate full-service banks with a relationship-based commercial banking focus.

○ Both organizations share a deep commitment to supporting and giving back to the communities we serve.

●What does this mean for me and my job? How will this impact my day-to-day responsibilities? Will this affect my reporting structure?

○ Today’s announcement is just the beginning of the process, and it will have no immediate impact on your day-to-day responsibilities.

○ It is important to remember that until the transaction closes, which we expect to occur in third quarter of 2024, Southern California Bancorp and California BanCorp (and each of our banks) will continue to operate as separate, independent companies.

○ In the coming weeks and months, an integration planning team, which will be made up of leaders from both companies, will begin the planning process for integrating the companies’ operations.

○ The best thing everyone can do right now is continue to perform at the highest level you possibly can to deliver value for our clients.

○ It is also important to remember that we have only just announced the signing of the merger agreement. Many decisions about how we will combine the companies have not yet been finalized, but our goal is to communicate employment decisions within the first 45 days.

○ As always, we are committed to transparency and keeping you and our clients informed as we move through this process.

○ Rest assured, we are committed to supporting our team and treating all team members with respect and dignity through this transition.

●Should I expect changes to my compensation or benefits?

○ No changes at this time as both companies will remain independent until the close. Any changes to compensation and benefits will be communicated to you well in advance.

●Can I buy or sell Southern California Bancorp or California BanCorp stock now?

○ Southern California Bancorp and California BanCorp investor and shareholder policies will continue in effect until the merger closes. All employees remain subject to each Company’s Insider Trading Policy.

○ Check with your Company’s legal and/or appropriate administrative authority if you have questions about the Insider Trading Policy.

●What will happen to Southern California Bancorp and California BanCorp’s brands?

○ No decision has been made regarding the name of the combined companies and banks after closing; however, we are currently evaluating various options.

○ The combined bank holding company is expected to continue to trade on the Nasdaq stock market.

●What are the plans to integrate the companies?

○ In the coming weeks and months, the integration planning team made up of leaders from both companies will study processes and begin the work of bringing these two organizations together.

○ There is still a lot of work ahead and decisions to be made. We kindly ask that you be patient and understand that we might not be able to answer every question immediately.

○ As always, we are committed to transparency and will continue to keep you and our clients updated as necessary along the way. In the meantime, please remain focused on serving our clients.

●How will this affect our clients? If my clients ask me a question about the merger, how should I respond?

○ This combination will create a premier financial institution with the ability to offer enhanced services to clients and to increase shareholder value. The transaction will grow the combined company’s presence in complementary high-growth markets in Northern and Southern California, with no operating overlap.

○ Importantly, both organizations are committed to preserving exceptional client experiences, and that is currently the focus.

○ More information will be communicated to clients as we near the completion of the merger. Again, we are at the beginning stages of this process and both organizations will operate independently until the merger is complete.

○ Feel free to explain to clients that we are still in the very early stages of the merger and will share specifics as they become available. Nothing has changed at this point in time. Until the merger receives all necessary approvals, clients are encouraged to rely on official bank communication channels for timely, up-to-date, and accurate information.

●What if I have additional questions that are not covered in the Frequently Asked Questions (FAQs)?

○ We kindly ask that you understand that we might not be able to answer every question immediately. Management will work on providing a response to your questions and will continue to update the FAQs regularly with new information as the merger and the resulting integration of the companies proceeds. It is very important that you share any questions you have with your manager so they can relay them to the integration team to be answered.

●Will there be a dedicated internal site for posting of merger related updates?

○ Yes, there will be a folder on the internal website of each bank with all merger-related documents.

●What should I say if I’m contacted by the media or receive inquiries from individuals outside the company?

○ It is important that we speak with one voice on this matter. If you receive any media or investor inquiries, please direct them immediately to kmccabe@banksocal.com at Bank of Southern California, or amquinn@bankcbc.com at California Bank of Commerce, so we can respond on your behalf.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed merger (the “Merger”) of Southern California Bancorp (“SCB”) and California BanCorp (“CBC”), the timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of SCB or CBC to terminate their agreement with respect to the Merger; the outcome of any legal proceedings that may be instituted against SCB or CBC; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of SCB and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the Merger disrupts the business of SCB, CBC or both; difficulties in retaining senior management, employees or customers; the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; and other factors that may affect the future results of SCB and CBC. Additional factors that could cause results to differ materially from those described above can be found in SCB’s amended Registration Statement on Form 10 filed on April 24, 2023, which is on file with the Securities and Exchange Commission (the “SEC”) and is available in the “Investor Relations” section of SCB’s website, www.banksocal.com, in CBC’s Annual Report on Form 10-K for the year ended December 31, 2022 which is on file with the SEC and is available in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com, and in other documents that SCB and CBC file with the SEC. Investors may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SCB nor CBC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, SCB will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SCB and CBC and a prospectus of SCB, as well as other relevant documents concerning the proposed transaction. Certain matters in respect of the Merger will be submitted to SCB’s and CBC’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investors and shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the Merger when they become available and any other relevant documents filed with the SEC in connection with the Merger because they will contain important information.

Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about SCB and CBC, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, in the “Investor Relations” section of SCB’s website at www.banksocal.com (for SCB’s filings) and in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com (for CBC’s filings).

PARTICIPANTS IN THE SOLICITATION

SCB, CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCB and CBC in connection with the Merger. Information regarding SCB’s directors and executive officers and their ownership of SCB common stock is available in SCB’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on June 13, 2023 and other documents filed by SCB with the SEC. Information regarding CBC’s directors and executive officers and their ownership of CBC common stock is available in CBC’s definitive proxy statement for its 2023 annual meeting of shareholders filed with the SEC on April 20, 2023 and other documents filed by CBC with the SEC. Other information regarding the participants in the proxy solicitation and their ownership of common stock will be contained in the joint proxy statement/prospectus relating to the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.